No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

SUPPL



MACQUARIE BANK

14 February 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America



Dear Sir/Madam

**Macquarie Bank Limited (File Number 82-34740) documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Bank Limited.

File Number: 82-34740



Rule 2.7, 3.10.3, 3.10.4, 3.10.5



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 35,636 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 10,666 @ $28.74<br>15,670 @ $30.51<br>9,300 @ $33.11 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares were issued on exercise of employee options. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 35,636 on 09/02/07 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 253,296,263 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 35,013,505 | Options over Ordinary Shares at various exercise prices |
| | | 350,000 | Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| | broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................... Date: 9 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414



MACQUARIE BANK

12 February 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 December 2006, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 3,332 options exercisable at $36.67 each and expiring on 10 April 2007 (MBL0099);
- 7,558 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 1,702 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 3,800 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 2,300 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 2,600 options exercisable at $27.18 each and expiring on 27 December 2007 (MBL0143);
- 11,135 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 1,666 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 1,666 options exercisable at $33.45 each and expiring on 9 February 2009 (MBL0253);
- 2,832 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 1,666 options exercisable at $32.26 each and expiring on 23 August

2009 (MBL0269);
- 6,898 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 1,666 options exercisable at $46.97 each and expiring on 10 January 2010 (MBL0284);
- 9,879 options exercisable at $63.09 each and expiring on 8 February 2011 (MBL0325); and
- 1,675 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

Also, on 12 January 2007, 21,632 fully paid ordinary shares were issued at a price of $76.82 each under the Macquarie Bank Employee Share Plan.

As at 31 January 2007 the number of issued fully paid ordinary shares was 253,233,231.

During the period 1 January to 31 January 2007 (inclusive), the following new options have been issued:

- 72,000 options exercisable at $78.24 each and expiring on 8 January 2012 (MBL0358); and
- 76,000 options exercisable at $79.33 each and expiring on 22 January 2012 (MBL0359).

During the period 1 January 2007 to 31 January 2007 (inclusive), the following options have lapsed unexercised:

- 1,700 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 3,334 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 4,134 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 8,334 options exercisable at $46.97 each and expiring on 10 January 2010 (MBL0284);
- 5,730 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 12,500 options exercisable at $63.33 each and expiring on 22 August 2010 (MBL0308);
- 4,000 options exercisable at $70.56 each and expiring on 10 October 2010 (MBL0317);
- 17,955 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339);
- 11,000 options exercisable at $64.43 each and expiring on 8 September 2011 (MBL0345); and
- 4,000 options exercisable at $65.96 each and expiring on 22 September 2011 (MBL0347).

The number of options on issue at 31 January 2007 was 35,082,347 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

**Listing of Macquarie Bank Limited Options**

As at 31 January 2007

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0099 | 1,668 | $36.67 | 10/04/2007 |
| MBL0102 | 5,000 | $33.16 | 23/05/2007 |
| MBL0103 | 1,668 | $35.31 | 24/05/2007 |
| MBL0107 | 4,000 | $33.54 | 04/07/2007 |
| MBL0109 | 3,500 | $33.05 | 08/07/2007 |
| MBL0111 | 1,668 | $36.00 | 10/07/2007 |
| MBL0117 | 1,668 | $32.47 | 23/07/2007 |
| MBL0118 | 1,282,224 | $30.51 | 01/08/2007 |
| MBL0120 | 5,000 | $31.54 | 26/08/2007 |
| MBL0122 | 668 | $33.06 | 28/08/2007 |
| MBL0124 | 157,287 | $30.51 | 30/08/2007 |
| MBL0128 | 5,000 | $31.28 | 05/09/2007 |
| MBL0129 | 6,668 | $30.51 | 06/09/2007 |
| MBL0131 | 51,974 | $30.51 | 11/10/2007 |
| MBL0133 | 6,668 | $26.45 | 15/10/2007 |
| MBL0138 | 5,000 | $24.48 | 28/10/2007 |
| MBL0142 | 142,935 | $30.51 | 24/12/2007 |
| MBL0144 | 16,668 | $31.54 | 30/12/2007 |
| MBL0146 | 5,000 | $26.45 | 02/01/2008 |
| MBL0147 | 12,500 | $31.56 | 03/01/2008 |
| MBL0149 | 4,168 | $21.66 | 03/02/2008 |
| MBL0151 | 1,668 | $23.48 | 24/01/2008 |
| MBL0152 | 1,668 | $20.57 | 06/02/2008 |
| MBL0158 | 1,668 | $22.76 | 19/02/2008 |
| MBL0161 | 2,334 | $23.82 | 05/03/2008 |
| MBL0162 | 1,000 | $22.22 | 06/03/2008 |
| MBL0163 | 1,668 | $25.23 | 07/03/2008 |
| MBL0166 | 1,668 | $21.23 | 13/03/2008 |
| MBL0167 | 10,834 | $25.82 | 14/03/2008 |
| MBL0169 | 4,168 | $25.23 | 24/03/2008 |
| MBL0170 | 10,834 | $25.15 | 01/04/2008 |
| MBL0171 | 8,334 | $25.68 | 02/04/2008 |
| MBL0173 | 1,668 | $25.94 | 23/04/2008 |
| MBL0176 | 12,500 | $24.67 | 06/05/2008 |
| MBL0177 | 1,668 | $24.85 | 07/05/2008 |
| MBL0178 | 1,668 | $24.40 | 08/05/2008 |
| MBL0179 | 1,668 | $24.71 | 08/05/2008 |
| MBL0181 | 4,168 | $25.92 | 13/05/2008 |
| MBL0182 | 10,000 | $24.58 | 22/05/2008 |
| MBL0183 | 3,334 | $24.22 | 23/05/2008 |

**Listing of Macquarie Bank Limited Options**

As at 31 January 2007

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0184 | 1,668 | $24.25 | 26/05/2008 |
| MBL0185 | 1,668 | $21.12 | 28/05/2008 |
| MBL0187 | 3,334 | $24.98 | 14/07/2008 |
| MBL0188 | 1,668 | $24.98 | 16/07/2008 |
| MBL0189 | 4,168 | $24.93 | 17/07/2008 |
| MBL0190 | 1,668 | $24.49 | 27/07/2008 |
| MBL0191 | 1,668 | $25.00 | 28/07/2008 |
| MBL0192 | 1,668 | $26.05 | 31/07/2008 |
| MBL0194 | 5,000 | $26.21 | 04/08/2008 |
| MBL0196 | 1,668 | $28.99 | 20/08/2008 |
| MBL0200 | 5,000 | $29.00 | 26/08/2008 |
| MBL0202 | 3,381,659 | $28.74 | 28/08/2008 |
| MBL0203 | 1,668 | $29.46 | 16/09/2008 |
| MBL0204 | 1,668 | $29.46 | 15/09/2008 |
| MBL0205 | 1,668 | $24.17 | 17/09/2008 |
| MBL0206 | 12,500 | $28.74 | 26/09/2008 |
| MBL0207 | 423,411 | $28.74 | 24/09/2008 |
| MBL0208 | 9,250 | $24.54 | 22/09/2008 |
| MBL0209 | 13,449 | $28.74 | 01/10/2008 |
| MBL0212 | 5,000 | $29.46 | 02/10/2008 |
| MBL0214 | 1,668 | $29.11 | 09/10/2008 |
| MBL0215 | 4,168 | $28.64 | 13/10/2008 |
| MBL0216 | 21,667 | $30.26 | 12/10/2008 |
| MBL0217 | 4,168 | $24.28 | 20/10/2008 |
| MBL0218 | 1,668 | $32.82 | 21/10/2008 |
| MBL0219 | 1,668 | $31.39 | 22/10/2008 |
| MBL0220 | 5,000 | $29.91 | 23/10/2008 |
| MBL0221 | 5,000 | $22.22 | 24/10/2008 |
| MBL0222 | 13,834 | $28.74 | 30/10/2008 |
| MBL0223 | 1,668 | $29.78 | 03/11/2008 |
| MBL0224 | 12,500 | $29.72 | 04/11/2008 |
| MBL0225 | 4,000 | $31.18 | 31/10/2008 |
| MBL0226 | 1,668 | $34.49 | 06/11/2008 |
| MBL0227 | 1,668 | $26.84 | 01/09/2008 |
| MBL0228 | 12,500 | $29.00 | 05/11/2008 |
| MBL0229 | 4,168 | $34.49 | 09/11/2008 |
| MBL0231 | 1,668 | $31.74 | 07/11/2008 |
| MBL0233 | 4,168 | $34.44 | 14/11/2008 |
| MBL0234 | 4,168 | $34.72 | 17/11/2008 |
| MBL0235 | 5,000 | $33.99 | 21/11/2008 |
| MBL0236 | 4,166 | $31.31 | 20/11/2008 |

Listing of Macquarie Bank Limited Options

As at 31 January 2007

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0237 | 5,000 | $34.40 | 18/11/2008 |
| MBL0241 | 1,668 | $21.66 | 11/12/2008 |
| MBL0242 | 1,000 | $28.74 | 16/12/2008 |
| MBL0243 | 1,668 | $34.60 | 12/12/2008 |
| MBL0245 | 4,300 | $28.74 | 23/12/2008 |
| MBL0246 | 4,446 | $24.85 | 22/12/2008 |
| MBL0247 | 12,500 | $34.78 | 08/01/2009 |
| MBL0248 | 12,500 | $34.78 | 08/01/2009 |
| MBL0249 | 6,334 | $33.95 | 22/01/2009 |
| MBL0250 | 8,334 | $28.96 | 02/02/2009 |
| MBL0251 | 2,900 | $30.51 | 01/08/2007 |
| MBL0252 | 10,000 | $33.45 | 09/02/2009 |
| MBL0253 | 6,668 | $33.45 | 09/02/2009 |
| MBL0254 | 15,002 | $33.45 | 09/02/2009 |
| MBL0255 | 5,000 | $32.48 | 09/02/2009 |
| MBL0256 | 27,502 | $33.76 | 08/03/2009 |
| MBL0257 | 17,500 | $34.67 | 22/03/2009 |
| MBL0258 | 3,400 | $24.62 | 08/03/2009 |
| MBL0259 | 3,334 | $24.58 | 09/03/2009 |
| MBL0260 | 29,168 | $36.71 | 08/04/2009 |
| MBL0261 | 22,502 | $35.54 | 22/04/2009 |
| MBL0262 | 35,000 | $34.66 | 10/05/2009 |
| MBL0263 | 49,168 | $33.00 | 24/05/2009 |
| MBL0264 | 8,334 | $33.84 | 08/06/2009 |
| MBL0265 | 22,502 | $34.27 | 22/06/2009 |
| MBL0266 | 29,168 | $33.58 | 08/07/2009 |
| MBL0267 | 1,192,781 | $33.11 | 22/07/2009 |
| MBL0268 | 2,391,090 | $32.75 | 09/08/2009 |
| MBL0269 | 1,913,783 | $32.26 | 23/08/2009 |
| MBL0270 | 5,000 | $30.67 | 23/08/2009 |
| MBL0271 | 584,402 | $34.60 | 08/09/2009 |
| MBL0272 | 158,171 | $35.28 | 22/09/2009 |
| MBL0273 | 168,489 | $36.99 | 08/10/2009 |
| MBL0274 | 69,468 | $39.64 | 22/10/2009 |
| MBL0275 | 63,036 | $40.81 | 08/11/2009 |
| MBL0276 | 87,534 | $32.75 | 08/11/2009 |
| MBL0277 | 20,000 | $33.11 | 08/11/2009 |
| MBL0278 | 40,519 | $41.72 | 22/11/2009 |
| MBL0279 | 109,069 | $32.75 | 22/11/2009 |
| MBL0280 | 46,800 | $44.88 | 08/12/2009 |
| MBL0281 | 4,900 | $34.60 | 08/12/2009 |

**Listing of Macquarie Bank Limited Options**

As at 31 January 2007

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0282 | 13,334 | $32.75 | 08/12/2009 |
| MBL0283 | 40,000 | $45.15 | 22/12/2009 |
| MBL0284 | 10,000 | $46.97 | 10/01/2010 |
| MBL0285 | 22,500 | $47.28 | 10/01/2010 |
| MBL0286 | 8,334 | $48.68 | 24/01/2010 |
| MBL0287 | 4,000 | $48.61 | 24/01/2010 |
| MBL0288 | 60,000 | $49.31 | 08/02/2010 |
| MBL0289 | 27,500 | $49.47 | 08/02/2010 |
| MBL0291 | 77,500 | $49.16 | 22/02/2010 |
| MBL0292 | 27,500 | $49.51 | 08/03/2010 |
| MBL0293 | 35,000 | $49.57 | 22/03/2010 |
| MBL0294 | 82,500 | $47.82 | 08/04/2010 |
| MBL0295 | 72,500 | $45.14 | 22/04/2010 |
| MBL0296 | 32,500 | $49.31 | 08/04/2010 |
| MBL0297 | 35,000 | $45.89 | 09/05/2010 |
| MBL0298 | 37,500 | $49.18 | 23/05/2010 |
| MBL0299 | 12,500 | $47.82 | 23/05/2010 |
| MBL0300 | 62,500 | $54.24 | 08/06/2010 |
| MBL0301 | 35,000 | $58.02 | 22/06/2010 |
| MBL0302 | 12,500 | $49.18 | 22/06/2010 |
| MBL0303 | 88,000 | $60.41 | 08/07/2010 |
| MBL0304 | 37,500 | $63.42 | 22/07/2010 |
| MBL0305 | 8,714,034 | $63.34 | 01/08/2010 |
| MBL0306 | 32,500 | $62.13 | 08/08/2010 |
| MBL0307 | 31,750 | $63.34 | 08/08/2010 |
| MBL0308 | 65,000 | $63.33 | 22/08/2010 |
| MBL0309 | 107,370 | $65.72 | 08/09/2010 |
| MBL0310 | 10,060 | $63.34 | 08/09/2010 |
| MBL0311 | 8,334 | $32.26 | 10/01/2010 |
| MBL0312 | 3,334 | $35.28 | 22/09/2009 |
| MBL0313 | 35,500 | $67.85 | 22/09/2010 |
| MBL0314 | 680 | $63.34 | 22/09/2010 |
| MBL0315 | 5,000 | $44.94 | 08/12/2009 |
| MBL0316 | 13,000 | $63.34 | 10/10/2010 |
| MBL0317 | 65,500 | $70.56 | 10/10/2010 |
| MBL0318 | 48,000 | $64.16 | 24/10/2010 |
| MBL0319 | 65,000 | $66.92 | 08/11/2010 |
| MBL0320 | 61,500 | $70.60 | 22/11/2010 |
| MBL0321 | 73,500 | $68.24 | 08/12/2010 |
| MBL0322 | 25,000 | $68.36 | 22/12/2010 |
| MBL0323 | 28,500 | $67.85 | 09/01/2011 |

**Listing of Macquarie Bank Limited Options**

As at 31 January 2007

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0324 | 50,000 | $70.47 | 23/01/2011 |
| MBL0325 | 97,000 | $63.09 | 08/02/2011 |
| MBL0326 | 3,334 | $32.26 | 23/08/2009 |
| MBL0327 | 36,000 | $61.33 | 22/02/2011 |
| MBL0328 | 61,000 | $60.35 | 08/03/2011 |
| MBL0329 | 27,000 | $61.91 | 22/03/2011 |
| MBL0330 | 80,900 | $68.01 | 10/04/2011 |
| MBL0331 | 43,000 | $68.83 | 24/04/2011 |
| MBL0332 | 5,000 | $32.75 | 09/08/2009 |
| MBL0333 | 91,000 | $70.21 | 08/05/2011 |
| MBL0334 | 19,000 | $66.83 | 22/05/2011 |
| MBL0335 | 28,000 | $65.12 | 08/06/2011 |
| MBL0336 | 79,000 | $65.95 | 22/06/2011 |
| MBL0337 | 21,310 | $68.03 | 10/07/2011 |
| MBL0338 | 42,000 | $62.75 | 22/07/2011 |
| MBL0339 | 10,138,159 | $61.79 | 01/08/2011 |
| MBL0340 | 26,500 | $61.79 | 08/08/2011 |
| MBL0341 | 74,400 | $60.99 | 08/08/2011 |
| MBL0342 | 20,480 | $61.79 | 22/08/2011 |
| MBL0343 | 96,000 | $61.03 | 22/08/2011 |
| MBL0344 | 4,000 | $61.79 | 08/09/2011 |
| MBL0345 | 194,000 | $64.43 | 08/09/2011 |
| MBL0346 | 4,495 | $61.79 | 22/09/2011 |
| MBL0347 | 50,000 | $65.96 | 22/09/2011 |
| MBL0348 | 5,925 | $61.79 | 09/10/2011 |
| MBL0349 | 116,000 | $69.47 | 09/10/2011 |
| MBL0350 | 4,000 | $64.43 | 09/10/2011 |
| MBL0351 | 11,000 | $64.43 | 23/10/2011 |
| MBL0352 | 49,000 | $72.17 | 23/10/2011 |
| MBL0353 | 80,000 | $73.31 | 08/11/2011 |
| MBL0354 | 35,390 | $73.31 | 20/11/2011 |
| MBL0355 | 24,000 | $74.11 | 22/11/2011 |
| MBL0356 | 34,000 | $71.92 | 08/12/2011 |
| MBL0357 | 57,200 | $75.57 | 22/12/2011 |
| MBL0358 | 72,000 | $78.24 | 08/01/2012 |
| MBL0359 | 76,000 | $79.33 | 22/01/2012 |
| | 35,082,347 | | |

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Macquarie Bank Limited.

File Number: 82-34740



MACQUARIE BANK

**ASX/Media Release**

## AIRLINE PARTNERS AUSTRALIA - INDEPENDENT EXPERT CONFIRMS $5.60 OFFER IS FAIR AND REASONABLE

**12 February 2007 –** Macquarie Bank notes the attached release made by Airline Partners Australia.

**For further information, please contact:**

Erica Sibree, Investor Relations — Tel: +612 8232 5008
Macquarie Bank

Stephen Yan, Public Relations — Tel: +612 8232 2788
Macquarie Bank

AIRLINE PARTNERS AUSTRALIA

Airline Partners Australia Limited
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

ACN: 123 058 917

12 February 2007

## *INDEPENDENT EXPERT CONFIRMS $5.60 OFFER IS FAIR AND REASONABLE*

A Director and the spokesperson for Airline Partners Australia, Bob Mansfield AO, said today that the Independent Expert commissioned by Qantas' Independent Directors has concluded that Airline Partners Australia's offer is fair and reasonable.

"The offer price of $5.60 is above the mid-point of the Independent Expert's valuation range, and represents a 60% premium to Qantas' average share price for the preceding 3 years," Mr Mansfield said.

"The Independent Expert has confirmed that the offer price of $5.60 (including the special dividend of $0.15) represents full value for Qantas shares.

"Shareholders should be aware that just 8 months ago Qantas' share price was $2.91 and we are offering $5.60. Now that the fully-franked special dividend has been declared by Qantas, Qantas shareholders will now not only receive $5.60 cash per share (being $5.45 under the offer, and $0.15 from the special dividend), but most shareholders who are Australian tax residents will also obtain the tax benefit of the franking credits attached to the special dividend.

"The Independent Expert has stated that: *"Any price above $5.18 would be fair value"*.

The Independent Expert has also noted that: *"The fundamental question for shareholders is whether there is a reasonable prospect of obtaining a price higher than $5.60 within the foreseeable future, either in the share market or through an alternative acquirer"*. In response to this comment, the Target's Statement states: *"The Independent Directors considered that this [a price higher than $5.60] would not be achievable if Qantas remained a listed company."*

The Independent Expert has also confirmed that: *"The share price is likely to fall back towards the pre bid price of around $4.20 if the APA Offer is not successful"*.

## *QANTAS' NINE INDEPENDENT DIRECTORS CONFIRM UNANIMOUS RECOMMENDATION THAT SHAREHOLDERS ACCEPT THE OFFER*

Mr Mansfield said: "The nine independent directors of Qantas have confirmed their unanimous recommendation that shareholders accept the offer (in the absence of a superior proposal).

"The Target's Statement states that: *"The Independent Directors have reviewed all available alternatives to maximise value for Qantas shareholders. The offer is the best available option to enable Qantas shareholders to realise significant value for their investment."*

"Airline Partners Australia's offer for Qantas is a full and fair price that cannot and will not be increased in the absence of an alternate proposal," Mr Mansfield said.

The offer is scheduled to close at 7.00pm (Sydney time) on 9 March 2007 (unless extended or withdrawn).

For further information contact:

Martin Debelle
Cannings
Tel: (02) 9252 0622
Fax: (02) 9252 0707
Email: mdebelle@cannings.net.au
www.cannings.net.au

ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

**Media Release**

# BANKING AND PROPERTY HEAD BILL MOSS ANNOUNCES RESIGNATION FROM MACQUARIE BANK

13 February 2007 - Bill Moss AM, the Banking and Property Group Head at Macquarie Bank today announced his resignation, effective from March 30, 2007.

"I'm very grateful to the people who have called me with kind words this morning." Bill said.

"Over 22 years the Bank has provided me with extraordinary support to test ideas and explore possibilities. With the support of the people who work with me, many successful ventures have been launched. I'm very proud of what I have achieved.

Bill Moss established Macquarie's property business in 1984, which became the Banking and Property Group in 1998. The Group now comprises over 1,600 staff and works with its associates and partners to provide a comprehensive range of property, banking, investment lending, mortgage and related financial services worldwide through 28 offices in Australia and 12 other countries around the world.

Mr Moss has oversight of Macquarie's property funds management businesses which manages globally in excess of $A23 billion of property related assets including over 750 commercial, industrial and retail properties. The listed property businesses ranks (as a single entity) in the top 30 largest listed companies on the ASX.

Mr Moss is also a director of ASX-listed Apollo Health Sciences Limited and the Sydney Kings basketball team.

He was awarded the inaugural "Outstanding Property Financier Award" in the Australian Property Achievement Awards 1992 and in 2006 was awarded "Property Person of the Year" by the NSW Urban Taskforce. Mr Moss has also created a very strong anti-fraud ethic within the Banking and Property Group and has taken a public leadership role in raising the awareness of the effect of fraud in the community.

Mr Moss said: "I especially want to thank the terrific team who've worked with me in the many divisions of the Banking and Property Group. We've achieved some remarkable milestones together."

Reflecting on his 22 years with the Bank, Mr Moss said: "In the earlier years I'm particularly proud of the way John Symond and I led the way by providing cheap mortgages through increased competition with the bigger banks"

"In the more recent years I have been able to explore some other ideas of great personal importance, that haven't fitted the typical investment bank model, such as the tourism project at the aboriginal community of Titjikala in central Australia and Lime Taxis in Sydney."

"But as lots of people will appreciate, 22 years is a long time in one job and there are many ideas that I have yet to test. In the next few weeks I will be thanking many people around the world for the inspiration and support they have given me. Then I will take a holiday.

"After that, well, it's a clean slate and a new start, which is pretty exciting," concluded Mr Moss.

Commenting on Bill Moss' resignation, the CEO of Macquarie Bank, Mr Allan Moss said: "Bill is an extraordinary manager and entrepreneur.

"When Bill joined us in 1984, he started with a team of two and proceeded to build what has become a dynamic global business earning hundreds of millions of dollars every year.

"At the same time, Bill has been a leader in a whole range of community initiatives particularly addressing the needs of indigenous communities, fraud prevention and support for people with disabilities.

"Bill's great legacy is the outstanding and very professional leadership team which he has built.

"As a result, we are able to announce that Bill's role as Group Head will be assumed by two proven business leaders:

Stephen Girdis who is currently Head of the Real Estate Divisions will be the Head of the new Real Estate Group.

Tony Gill who is currently Head of the Banking and Securitisation Divisions will be the head of the Banking and Securitisation Group.

The Macquarie Bank Board joins me in wishing Bill every success in the next phase of his career," Allan Moss said.

**For further information, please contact:**

Matthew Russell
Public Relations
Macquarie Bank Limited
Tel: (612) 8232 4102
Mobile: (614) 1069 9532

Erica Sibree
Investor Relations
Macquarie Bank Limited
Tel: (612) 8232 5008
Mobile: (614) 13026309

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 5,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 5,000 @ $33.16 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares were issued on exercise of employee options. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 5,000 on 14/02/07 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 253,301,263<br><br>4,000,000 | Fully Paid Ordinary Shares<br><br>Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 35,055,505<br><br>350,000 | Options over Ordinary Shares at various exercise prices<br><br>Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a | |

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities (*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .......................................... Date: 14 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

Macquarie Bank Limited.

File Number: 82-34740

12 February 2007

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 9th February 2007, was 0.14%.

Yours faithfully

Michael Panikian
Company Secretary

END